SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

03037387

November 06, 2003

RECD S.E.C.
NOV 12 2003
1086

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. 82-3550

SUPPL

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the 3rd Quarterly Information released by the Company in Brazil in Portuguese on October 21, 2003.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

11/17

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Nine-month period ended
September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report	3 - 6
Independent accountants' review report	7
Balance sheets - Assets	8
Balance sheets - Liabilities and shareholders' equity	9
Statements of income	10
Notes to the interim financial information	11 - 28
Consolidated interim financial information	29
Consolidated balance sheets - Assets	30
Consolidated balance sheets - Liabilities and shareholders' equity	31
Consolidated statements of income	32

Management report

World Pulp Market

NORSCAN pulp inventories for September 2003 were at 1.68 million tons, which corresponded to 27 production days and represented a decline of 150,000 tons compared to August 2003 NORSCAN inventory levels. This reduction is greater than the historical average seasonal decline of 110,000 tons and reflects higher shipment and lower capacity utilization, which ended this quarter at 88%. During the third quarter of 2003, prices were initially lower and rebounded in September, as monthly NORSCAN inventory levels were consistently better than historical average seasonal figures. In North America, US$20 higher eucalyptus pulp prices for October 2003 have already been announced.

Production and cash-cost

The Company produced 307.4 thousand tons of market pulp and 582.9 thousand tons of paper during the first nine months of 2003, compared to 311.3 thousand tons of market pulp and 568.4 thousand tons of paper produced during the same period in 2002. During the third quarter of 2003, the Company produced 106.4 thousand tons of market pulp and 200.6 thousand tons of paper, compared to 96.8 thousand tons of market pulp and 189.7 thousand tons of paper produced during the same quarter in 2002. Market pulp production cash-cost (unit production cost minus depreciation and amortization) was US$ 157/ton during the third quarter of 2003 and US$ 143/ton during the first nine months of 2003, due to the appreciation of the Real.

Net sales and sales volume

The reduction in average export prices during 3Q03, when presented in Reais, was caused mainly by the appreciation of the average exchange rate, which was R$ 2.93 in 3Q03, as compared to R$ 3.12 in 3Q02. In the Brazilian market, prices were higher as a result of the price recovery that began in the second half of 2002. Lower volumes in the domestic market are primarily attributable to the decline in domestic demand due to the slowdown in economic activity and the postponement of orders, which are usually placed during the third quarter, for printing and writing paper used to produce educational publications. Given its diversified product line and global customer base, the Company redirected sales to the export market.

Net sales were R$ 593.1 million during 3Q03, representing a 6.3% increase when compared to net sales of R$ 558.1 million during 3Q02. This increase is due to a 5.0% increase in average prices in Reais and to 1.2% higher sales volume. This quarter, exports represented 53.8% of the Company's net sales, as compared to 48.1% in 3Q02. In sales volume terms, exports accounted for 61.5% of total sales volume in 3Q03, as compared to 50.6% in 3Q02.

Net sales from exports increased by 18.7% and were R$ 318.8 million this quarter, as compared to R$ 268.7 million during 3Q02. This increase was the result of a 23.1% increase in export volume and of 3.6% lower average prices in Reais.

During 3Q03, Brazilian market sales were R$ 274.3 million, representing a 5.2% decrease when compared to R$ 289.4 million registered during 3Q02. This decrease reflects a 21.2% reduction in sales volume, partially offset by 20.2% higher average prices, when compared to 3Q02 prices.

Net sales were R$ 1,826.7 million during the first nine months of 2003 (9m03), representing a 21.5% increase in comparison to the net sales of R$ 1,503.2 million registered during the same period in 2002 (9m02). This increase was a result of 27.1% higher average prices, which more than offset the 4.4% decrease in sales volume. Exports represented 49.6% of the Company's net sales in 9m03 compared to 47.8% in 9m02. In terms of sales volume, exports accounted for 58.1% of the Company's total sales volume in 9m03 compared to 54.5% in 9m02.

Pulp net sales

In 3Q03, pulp net sales were 24.4% of total net sales, as compared to 22.8% in 3Q02.

Pulp net sales increased 14.1% to R$ 145.0 million in 3Q03, from R$ 127.1 million registered in 3Q02. This is due to a 23.1% increase in sales volume, which was partially offset by a 7.3% reduction in average prices. The reduction in average prices is primarily a consequence of the decrease in average international prices of pulp in 3Q03 and the appreciation of the real, partially offset by higher prices in the domestic market.

Paper net sales

In 3Q03, paper net sales were 75.6% of total net sales, as compared to 77.2% in 3Q02.

Paper net sales increased by 4.0% to R$ 448.1 million in 3Q03, from R$ 431.0 million in 3Q02. This was due to a 13.6% increase in average prices, despite a 8.4% decrease in sales volume. Higher average prices, when presented in Reais, reflect mainly the price recovery in the domestic market and a larger share of higher value-added products in the Company's sales mix. Sales volume was lower, primarily as a consequence of the lower economic activity during the period and of the postponement of orders for printing and writing paper to produce educational publications, that traditionally are placed during the third quarter.

Cost of goods sold

In 3Q03, unit cost of goods sold combined for both pulp and paper increased by 17.4% and reached R$ 1,156.8/ton, as compared to R$ 985.4/ton in 3Q02. This is primarily explained by higher labor and energy costs, and higher exports, which lead to higher logistics costs.

Gross profit

In 3Q03, gross profit was R$ 254.2 million, 6.9% lower than the R$ 272.9 million registered in 3Q02. As a result, gross margin declined to 42.9% in 3Q03 from 48.9% in 3Q02. The reduction in margin was influenced mainly by the lower domestic paper sales volume, where prices were higher and by the increase in unit costs of sales, as explained above.

Gross profits in 9m03 were R$ 869.0 million, as compared with R$ 664.4 million in 9m02. Despite the reduction in the quarterly gross margin, during the nine-month period there was an improvement in margins from 44.2% in 9m02 to 47.6% in 9m03.

Selling expenses

Selling expenses increased by 14.9% to R$ 35.0 million in 3Q03, when compared to R$ 30.4 million in 3Q02, mainly due to higher distribution expenses related with higher export volume.

General & Administrative (G&A) Expenses

In 3Q03, G&A expenses decreased 13.3% to R$ 38.1 million, from R$43.9 million in 3Q02. This reflects primarily the benefits of the Company's on-going cost reduction program.

EBITDA

In 3Q03, EBITDA decreased 0.1% to R$ 246.0 million, from R$ 246.3 million in 3Q02. Ebitda/Net Sales margin was 41.5% in 3Q03, compared to 44.1% in 3Q02, a 2.6 percentage points decrease mainly influenced by the reduction in gross margin, as explained above.



300
250
200
150
100
50
-
R$ millior
40,0%
41,5%
44,1%
256
246
246
2Q03
3Q03
3Q02
Ebitda
Ebitda margin

In 9m03, EBITDA increased 31.7% to R$771.6 million, from R$585.8 million in 9m02. Ebitda/Net Sales margin was 42.2% in 9m03, compared to 39.0% in 9m02, mainly influenced by the increase in average prices both in the export and the domestic markets.

Net financial expenses and exchange/Monetary variation

Net financial expenses were R$ 41.1 million in 3Q03, as compared to R$ 56.1 million in 3Q02, mainly due the effect of the Real appreciation on Company's US$-denominated interest expenses.

Given the fluctuation of the Real during the period, net exchange variation expenses in 3Q03 were R$ 34.3 million, when the exchange rate went from R$ 2.872 on June 30, 2003 to R$ 2.923 on September 30, 2003, as compared to R$ 505.6 million in 3Q02, when the exchange rate went from R$ 2.844 on June 30, 2002 to R$ 3.895 on September 30, 2003.

Income Tax and Social Contribution

Income tax and social contribution expenses were R$ 37.3 million in 3Q03, as compared to a tax credit of R$ 244.6 million in 3Q02. This is related to the increase in taxable income, mainly attributable to the volatility of the Real, as explained above.

Net profit

As a result of the foregoing, net profit in 3Q03 was R$ 80.4 million (R$ 0.3108 per share), as compared to a net loss of R$ 126.4 million (R$ 0.4889 per share) in 3Q02.

In 9m03, net profit was R$ 487.6 million (R$ 1.8860 per Share), as compared to a loss of R$ 153.8 million (R$ 0.5947 per share) in 9m02.

Cash and indebtedness

At the end of the third quarter, net debt totaled R$ 1,719.2 million or US$588.1 million, At June 30, 2003, net debt was R$ 1,633.9 million or US$568.9 million. The increase in net debt is mainly explained by the increase in the Company's capital expenditures, as explained below, and the effect of the devaluation of the Real on the net US$-denominated assets and liabilities, and the investments in working capital. The "Net debt/Annualized Nine-month Ebitda" ratio was 1.67x at September 30, 2003.

Given the effect of the Company's hedging transactions on its currency exposure, 77.8% of the gross indebtedness was in foreign currency and 22.2% was in Reais. Of the Company's total cash, 32.4% was invested in R$-denominated securities and 67.6% was invested in US$-linked securities.

Capital expenditures

During 9m03, capital expenditures were R$ 362.5 million, 30.2% higher than the Company's capital expenditures of R$ 278.5 million in 9m02. In 3Q03, capital expenditures were R$ 145.8 million, and consisted of, among other things, investments in the following projects: (i) R$ 73.5 million in the modernization and optimization program at the integrated pulp and paper plant in São Paulo (P&Q projects), (ii) R$ 12.4 million in the optimization project for the Company's production facilities in Bahia, and (iii) R$ 12.5 million in forest formation for the future expansion of the Company's production facilities in Bahia.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

KPMG Auditores Independentes
is a member of KPMG International,
a Swiss association.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	523,288	686,416
Cash and cash equivalents	2,815	41,829
Interest earning bank deposits	62,464	206,776
Trade accounts receivable	181,614	194,933
Inventories	213,876	196,546
Dividends receivable	-	22
Other accounts receivable	9,112	7,478
Recoverable taxes	13,895	9,569
Deferred income and social contribution taxes	29,130	25,425
Prepaid expenses	10,382	3,838
Noncurrent assets	136,823	127,432
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	70,115	73,369
Judicial deposits	8,932	8,811
Other accounts receivable	3,843	2,877
Related parties	34,217	25,711
Permanent assets	3,335,866	3,201,314
Investments	2,373,459	2,318,573
Property, plant and equipment	952,469	872,334
Deferred charges	9,938	10,407
Total assets	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2003**	**June 30, 2003**
Current liabilities	710,136	811,419
Loans and financing	542,244	609,585
Trade accounts payable	80,598	73,291
Taxes payable other than on income	8,420	8,298
Income and social contribution taxes	11,436	44,463
Dividends payable	176	176
Related parties	8,414	29,586
Accrued salaries and payroll taxes	34,535	28,260
Other accounts payable	24,313	17,760
Noncurrent liabilities	989,991	985,301
Loans and financing	880,067	865,610
Provision for contingencies	78,454	87,276
Related parties	3,046	3,036
Deferred income and social contribution taxes	28,424	29,379
Shareholders' equity	2,295,850	2,218,442
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	618,553	618,553
Accumulated profit	476,684	397,422
Total liabilities and shareholders' equity	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	335,455	334,862	1,028,225	854,272
Cost of goods sold	(215,901)	(174,243)	(609,611)	(485,526)
Gross profit	119,554	160,619	418,614	368,746
Selling expenses	(32,828)	(33,645)	(94,097)	(77,368)
General and administrative expenses	(22,417)	(26,503)	(95,830)	(79,876)
Financial income	10,301	32,391	1,651	50,768
Financial expenses	(62,213)	(654,610)	63,866	(1,015,962)
Other operating income	14,252	4,039	15,370	6,740
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	64,664	256,178	272,524	428,557
Operating profit (loss)	80,891	(269,421)	550,832	(339,533)
Nonoperating income (expenses)	2,715	(24,195)	20,609	(63,995)
Profit (loss) before income and social contribution taxes	83,606	(293,616)	571,441	(403,528)
Income and social contribution taxes	(6,198)	172,384	(100,341)	255,227
Net profit (loss) for the period	77,408	(121,232)	471,100	(148,301)
Number of shares (thousands)	258,517	254,551	258,517	254,551
Net profit (loss) per share	0.29943	(0.47626)	1.82232	(0.58260)

See the accountants' review report and accompanying notes to the interim financial information.

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement** - Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency** - Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments** - Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts** - Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated interim financial information, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations** - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions** - Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

(In thousands of Brazilian Reais - R$)

l. **Income and social contribution taxes** - Income and social contribution taxes on the profit for the period comprises current and deferred tax.

   Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

   - Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

   - Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

   The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002; and

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows for the Parent Company, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position for the Parent Company and Consolidated, both prepared as additional information.

Certain information for the periods ended June 30, 2003 and September 30, 2002 were reclassified in order to conform with current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	September 30, 2003	**June 30, 2003**	**September 30, 2002**
Bahia Sul Celulose S.A.	**93.92%**	**93.92%**	**93.88%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information.

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	**Nine-month period ended September 30, 2003**	**Three-month period ended September 30, 2002**	**Nine-month period ended September 30, 2002**
Consolidated	80,351	487,578	(126,384)	(153,751)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(2,943)	(16,478)	5,152	5,450
Parent company	77,408	471,100	(121,232)	(148,301)

	Shareholders' equity	
	September 30, 2003	**June 30, 2003**
Consolidated	2,242,537	2,162,186
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	53,313	56,256
Parent company	2,295,850	2,218,442

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Domestic customers	190,265	202,930	269,542	259,777
Foreign customers	162,582	119,575	321,043	280,149
Export bills discounted	(156,734)	(114,805)	(157,039)	(117,589)
Allowance for doubtful accounts	(14,499)	(12,767)	(22,554)	(19,834)
	181,614	194,933	410,992	402,503

5 Inventories

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Finished goods	116,985	100,779	217,033	188,791
Work-in-process	10,001	14,438	12,046	16,385
Raw materials	30,749	29,790	50,150	48,243
Maintenance and other materials	56,141	51,539	100,090	96,461
	213,876	196,546	379,319	349,880

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the subsidiary Bahia Sul Celulose S.A. performed a capital reduction of its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

7 Recoverable taxes

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Recoverable social contribution tax	2,959	-	2,959	-
Withheld income tax on interest earning bank deposits	339	332	5,675	3,716
Value-Added tax on acquisition of property, plant and equipment	29,287	24,481	32,893	27,422
Other taxes and contributions	1,026	1,420	1,026	2,648
	33,611	26,233	42,553	33,786

(In thousands of Brazilian Reais - R$)

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on income tax loss carry-forwards and the negative basis of social contribution, based on its expectation of generating future taxable profits, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years at the consolidated level. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
Assets	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Tax losses carry forward	23,873	26,503	125,767	149,419
Negative basis of social contribution	12,239	12,908	46,029	48,502
Temporary differences	63,133	59,383	109,297	108,368
- Provisions	43,011	41,866	89,175	90,851
- Goodwill amortization	20,122	17,517	20,122	17,517
	99,245	98,794	281,093	306,289

(In thousands of Brazilian Reais - R$)

	Parent Company		**Consolidated**	
Liabilities	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Accelerated depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	17,368	18,323	17,368	18,323
Negative goodwill	236	236	236	236
	28,424	29,379	28,424	29,379

The Company presented, as of September 30, 2003, tax losses carry forward of R$ 94,257 (R$ 529,964 in the consolidated) and negative basis of social contribution of R$ 134,756 (R$ 525,085 in the consolidated).

Income Tax - Reduction of 75% ADENE

The Subsidiary Bahia Sul Celulose was granted a tax rate reduction of 75% up to 2011 for pulp and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, for the nine-month period ended on September 30, 2003, is R$ 58,254.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 20,441 in the consolidated balance sheet. These amounts are presented as current liabilities at September 30, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

Parent Company	Percentage held	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,818,063	1,755,904	290,913	12,471
Suzanopar Investimentos Ltd.	100.00%	173,389	170,311	(15,468)	406,330
Nemo International	100.00%	17,173	15,966	(134)	7,645
Comercial e Agrícola Paineiras Ltda.	100.00%	8,804	10,505	(2,349)	2,111
		2,017,429	1,952,686	272,962	428,557
Associated Company					
Pakprint S.A.	10.00%	637	680	(438)	-
Other investments					
Other investments		23,453	22,845	-	-
Unamortized goodwill (1)		412,429	412,429	-	-
Goodwill amortization		(80,489)	(70,067)	-	-
		355,393	365,207	-	-
		2,373,459	2,318,573	272,524	428,557

Consolidated	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Other investments	39,865	34,793	(876)	-
	39,865	34,793	(876)	-

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Buildings	25 to 35 years	132,329	133,274	609,592	609,888
Machinery and equipment	10 to 35 years	1,189,338	1,138,139	2,903,370	2,839,480
Others	5 to 10 years	91,246	91,572	124,667	124,515
		1,412,913	1,362,985	3,637,629	3,573,883
Accumulated depreciation		(904,127)	(887,738)	(1,614,589)	(1,581,474)
Land and farms		82,026	76,564	265,005	255,860
Timber resources		133,648	128,687	379,139	364,954
Construction-in-progress		228,009	191,836	275,256	229,727
		952,469	872,334	2,942,440	2,842,950

11 Deferred charges - Consolidated

	Set/2003					Jun/2003
	Goodwill	Software Implementation costs	Others	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	331,940	9,227	2,247	(1,535)	341,879	352,769
Bahia Sul Celulose S.A.	-	23,799	-	(7,452)	16,347	16,869
Others	-	-	18	-	18	26
	331,940	33,026	2,265	(8,987)	358,244	369,664

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index		Interest	Parent Company September 30, 2003	Parent Company June 30, 2003	Consolidated September 30, 2003	Consolidated June 30, 2003
In Reais:							
BNDES - Finem	TJLP	(1)	7% to 12.34% p.a.	197,932	164,385	423,690	399,575
BNDES - Finame	TJLP	(1)	7.5% to 11.59% p.a.	37,363	39,163	42,305	44,218
BNDES - Automatic	TJLP	(1)	7.5% to 10% p.a.	4,691	5,021	5,805	6,321
Rural credit	-		8.75%	4,207	4,118	4,207	4,118
Working capital:							
Advances on export contracts	US$		2.65% to 13.7% p.a.	1,003,343	1,043,972	1,846,214	1,906,620
Syndicated loan	US$	(3)	LIBOR + 2.60% p.a.	-	-	221,271	295,780
Resolution 63	US$		(2)	93,471	137,154	93,471	137,154
Credit line FMO	US$		8.90% p.a.	38,114	40,741	38,114	40,741
Imports financing	US$/YEN/EUR		1.14% to 7.1% p.a.	43,190	40,641	44,035	41,471
Others	US$		-	-	-	11,090	4,992
				1,422,311	1,475,195	2,730,202	2,880,990
Current liabilities				542,244	609,585	1,403,719	1,171,472
Noncurrent liabilities				880,067	865,610	1,326,483	1,709,518
The long-term portion of loans and financing mature as follows:							
2004				133,490	199,528	143,753	606,215
2005				409,915	376,970	619,816	583,333
2006				208,606	177,098	364,081	329,948
2007				39,092	30,891	64,270	55,528
2008 onward				88,964	81,123	134,563	134,494
				880,067	865,610	1,326,483	1,709,518

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Loans under the following conditions:
- R$ 33,895 - 111% to 115% of CDI; and
- R$ 59,576 - 84% to 95% of CDI + coupon of 0.01% to 4.5% p.a. or foreign exchange variation (whichever is the higher).

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

(In thousands of Brazilian Reais - R$)

13 Related parties

	Bahia Sul Celulose S.A.	Suzanopar Investimentos Ltda.	Nemo International	Comercial e Agrícola Paineiras Ltda.	Stenfar S.A. I.C.I. y E.	Total
Trade Account Receivables		140,464	1,673		5,574	147,711
Noncurrent assets	14,652	1,865		17,700		34,217
Current liabilities	7,802		375	237		8,414
Current and noncurrent loans and financing		73,295				73,295
Noncurrent liabilities		3,046				3,046
Net Sales (purchases)	(42,838)	251,361	1,742	(1,921)	19,755	228,099
Financial income (expenses)	(1,835)	(5,347)				(7,182)

The main balances of assets and liabilities on September 30, 2003, as well as the transactions, which influenced the income of the period, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at September 30, 2003 a financial investment totaling R$ 21.3 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the nine-month period of 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 109,112 that were exported simultaneously in the amount of R$ 106,156. The net effect between the Company exports and the products transferred from its subsidiary company for R$ 2,956 is shown as a financial expense, as this represents part of the cost of this financing.

(In thousands of Brazilian Reais - R$)

14 Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax and social security	65,194	71,424	103,161	104,299
Labor	13,260	15,852	18,368	20,960
	78,454	87,276	121,529	125,259

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

16 Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

(In thousands of Brazilian Reais - R$)

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at September 30, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 48.4 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 93.7 million in the Parent Company and US$ 213.7 million in the consolidated position.

17 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	September 30, 2003	June 30, 2003
Bahia Sul Celulose S.A.		
BNDES	3,725	7,345

Shared guarantees with Suzano Petroquímica S.A.:

	September 30, 2003	June 30, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	134,307	130,134
BNDES	50,122	52,496
	184,429	182,630

At September 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 44,202 (R$ 31,704 at June 30, 2003).

(In thousands of Brazilian Reais - R$)

18 Subsequent event

By means of a Relevant Fact, published on October 6, 2003, the Company communicated that its Parent Company Suzano Holding S/A and other shareholders intend to perform a secondary public offering of the Company's preferred shares, representative of approximately 8.7% and 14% of the total capital and of the total preferred shares, respectively and, also, a primary public distribution of up to 10 million preferred shares and 5 million common shares, the latter to be totally subscribed by Suzano Holding S/A. Likewise, the Company informed that the board of directors approved on that date the distribution of remuneration to the shareholders in the form of interest on capital, as provided for in article 9 of Law 9249/95. The distribution amounts to R$ 55 million and is subject to withhold income tax, except for immune and exempted shareholders, and it should be paid out by the Company no later than December 19, 2003. As of December 15, 2003, the shares will be traded ex-interest. The amount of this interest on capital will be attributed to the compulsory dividend declared on income for the 2003 fiscal year. If the aforementioned offering is concluded no later than December 11, 2003, all the shares that are subscribed within of the offering will be entitled to this remuneration.

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net profit (loss) for the period	471,100	(148,301)	506,692	(137,363)
Items not affecting working capital				
Depreciation, depletion and amortization	60,972	48,846	132,466	117,121
Net book value of permanent assets disposed of	3,420	10,057	10,732	11,623
Deferred income and social contribution taxes	20,394	(151,340)	68,616	(228,384)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)	876	-
Dividends from subsidiary	-	7,920	-	-
Amortization of goodwill	31,266	21,138	31,266	21,138
Provisions	15,228	65,346	22,183	1,126
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(139,699)	683,982	(286,203)	845,758
	190,157	109,091	486,628	631,019
From Shareholder's				
Integralization of capital	-	483,737	-	483,737
From third parties				
Noncurrent loans and financing	411,875	139,664	571,041	362,250
Noncurrent trade accounts payable	-	-	-	70,096
Capital reduction on subsidiary	653,309	-	-	-
Income tax incentive	-	462	-	462
Transfer of noncurrent assets	-	1,000	-	13,430
	1,065,184	141,126	571,041	446,238
Total sources	1,255,341	250,217	1,057,669	1,077,257
Application of funds				
Permanent assets				
Increase in investments	1,345	485,449	11,884	487,616
Increase in property, plant and equipment	264,723	122,011	362,507	278,484
Increase in deferred charges	1,987	4,022	3,558	6,632
	268,055	611,482	377,949	772,732
Noncurrent assets	23,550	6,191	31,254	15,247
Transference of noncurrent to current liabilities	334,180	281,214	962,396	388,722
Treasury shares	-	24	-	24
Total applications	625,785	898,911	1,371,599	1,176,725
Increase (decrease) in working capital	629,556	(648,694)	(313,930)	(99,468)
Changes in working capital				
Current assets	(146,507)	192,751	(817,677)	732,090
Current liabilities	776,063	(357,708)	503,747	(347,821)
Increase (decrease) in working capital	629,556	(164,957)	(313,930)	384,269

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Parent company	
	Nine-month period ended September 30,	
	2003	**2002**
Cash flows from operating activity		
Net profit (loss) for the period	471,100	(148,301)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	60,972	48,846
Result on sale of fixed assets	(4,269)	(1,190)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)
Amortization of goodwill	31,266	21,138
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	13,334	(256,935)
Interest, exchange and monetary variation of assets and liabilities	(242,499)	945,313
Provisions	15,228	64,272
Changes in assets and liabilities		
Decrease (increase) in trade accounts receivable	26,980	(14,337)
(Increase) decrease in inventories	(71,134)	(18,548)
Decrease in other current and noncurrent assets	23,996	8,919
Increase in suppliers	20,094	11,734
Increase (decrease) in income and social contribution taxes	11,436	(20,037)
Increase (decrease) in other currents liabilities	42,502	(3,998)
Net cash from operating activities	126,482	216,239
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(266,710)	(126,033)
Acquisition of investments	(1,345)	(487,954)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	2,967
Proceeds generated from sale of fixed assets	7,689	12,321
Net cash from (used in) investing activities	392,943	(598,699)
Cash flows from financing activities		
Capital Integralization	-	483,737
Dividends paid	(67,239)	(50,185)
Proceeds from loans and financing	557,854	383,150
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(505,643)	(362,177)
Treasury Shares	-	(24)
Net cash (used in) from financing activities	(668,337)	454,501
(Decrease) increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	65,279	92,457
(Decrease) increase in cash and cash equivalents	(148,912)	72,041

Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	1,947,416	2,141,735
Cash and cash equivalents	162,663	206,060
Interest earning bank deposits	848,363	1,041,043
Trade accounts receivable	410,992	402,503
Inventories	379,319	349,880
Dividends receivable	-	22
Other accounts receivable	21,259	22,349
Recoverable taxes	22,837	17,122
Deferred income and social contribution taxes	86,387	98,327
Prepaid expenses	15,596	4,429
Noncurrent assets	280,115	282,100
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	194,706	207,962
Judicial deposits	23,015	22,340
Other accounts receivable	42,678	35,134
Permanent assets	3,340,549	3,247,407
Investments	39,865	34,793
Property, plant and equipment	2,942,440	2,842,950
Deferred charges	358,244	369,664
Total assets	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2003**	**June 30, 2003**
Current liabilities	1,690,426	1,486,199
Loans and financing	1,403,719	1,171,472
Trade accounts payable	122,789	119,355
Taxes payable other than on income	14,025	13,148
Income and social contribution taxes	30,261	65,732
Dividends payable	186	188
Accrued salaries and payroll taxes	53,605	42,337
Other accounts payable	65,841	73,967
Noncurrent liabilities	1,517,139	1,908,791
Loans and financing	1,326,483	1,709,518
Provision for contingencies	121,529	125,259
Other accounts payable	40,703	44,635
Deferred income and social contribution taxes	28,424	29,379
Minority interests	117,978	114,066
Shareholders' equity	2,242,537	2,162,186
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	548,762	548,762
Accumulated profit	493,162	410,957
Total liabilities and shareholders' equity	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	593,072	558,058	1,826,663	1,503,153
Cost of goods sold	(338,876)	(285,122)	(957,677)	(838,752)
Gross profit	254,196	272,936	868,986	664,401
Selling expenses	(34,973)	(30,435)	(100,163)	(88,701)
General and administrative expenses	(38,072)	(43,900)	(154,350)	(122,040)
Financial income	40,262	397,906	(36,485)	640,054
Financial expenses	(115,704)	(959,548)	163,988	(1,550,888)
Other operating income	18,784	9,160	24,678	15,043
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	(156)	824	(876)	-
Operating profit (loss)	113,915	(360,947)	734,512	(463,269)
Nonoperating income (expenses)	7,609	(3,224)	13,558	6,011
Profit (loss) before income and social contribution taxes	121,524	(364,171)	748,070	(457,258)
Income and social contribution taxes	(37,261)	244,635	(241,378)	319,895
Profit (loss) before minority interest	84,263	(119,536)	506,692	(137,363)
Minority interest	(3,912)	(6,848)	(19,114)	(16,388)
Net profit (loss) for the period	80,351	(126,384)	487,578	(153,751)

See the accountants' review report and accompanying notes to the interim financial information.

SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

RECD S.E.C.
NOV 12 2003
1086

November 04, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. 82-3550

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Minutes of Board of Directors Meeting and the Minutes of Extraordinary General Meeting of Shareholders released by the Company in Brazil in Portuguese on November 3, 2003 and on October 27, 2003, respectively.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in these documents will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. These documents do not constitute an offer for any securities.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company
Taxpayer Identification n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

Date, Time, Place: October 27, 2003, at 3:00 p.m., in the Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°· andar, in São Paulo city, São Paulo State.

Publications: Call Notices published in Official Gazette of the State of São Paulo dated 10, 11 and 14 and Gazeta Mercantil dated 10, 13 and 14, both of October 2003.

Attendance: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

Presiding Board: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

Unanimous Resolutions:

(i) Approved the adoption of authorized capital regime also for the issuance of common shares up to the limit of 5,000,000 (five million) shares by means of a resolution of the Board of Directors, irrespective of amendments of the By-laws;

(ii) Approved the change of the limit of the authorized share capital for the purpose of increasing the share capital by the issuance of up to 43,603,590 (forty three million, six hundred and three thousand, five hundred ninety) preferred shares in addition to the shares already issued, irrespective of amendments of the By-laws;

(iii) Approved the new wording of the first and second paragraphs and the insertion of the fourth paragraph of the Article 5, as well as the amendment of letter "d" of Article 15 of the by-laws, with effective as follows:

Article 5. - The capital stock is of R$ 1.137.737.235,80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One *- The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a) 5,000,000 (five million) common shares and (b)43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.*

Paragraph Two *- In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.*

Paragraph Three *– In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.*

Paragraph Four *- The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.*

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

iv) Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, October 27, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. SUZANO HOLDING S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. ------------
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This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

AGE-CSPC-27.10.03-Eng.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE 35.300.015.398

Minutes of Meeting of the Board of Directors
Held on November 3, 2003

Date, Time and Place: November 3, 2003, at 9:00 a.m., in the headquarters of the Company, located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman.
Fabio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) the increase of the capital stock of the Company within the limits of the authorized capital, according to its Bylaws, by means of a primary public offering of common and preferred shares;
(ii) the manner of placement of the shares to be issued;
(iii) the exclusion of the preemptive rights of the Company's Shareholders for subscription of the new shares;
(iv) the rights attributable to the holders of the shares to be issued; and
(v) the destination of the resources to be obtained by the Company as a result of the capital increase.

Resolutions unanimously approved:

(i) The increase of the share capital of the Company within the limit of the authorized capital, by means of the issuance for primary public subscription of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of which in the nominative form and with no par value, establishing that the price of the shares to be issued, as well as all other conditions for the primary public offering shall be determined at a later date by this Board of Directors, in a meeting to be convened for this purpose, before the concession of the registration of the public offering by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

(ii) The placement of the shares in Brazil, by means of a primary public offering, in the non-organized over-the-counter market and under a differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13, of September 30, 1980, with simultaneous selling efforts of the preferred shares abroad targeting, in this case, their placement with foreign institutional investors qualified and registered with CVM, under the terms of Resolution No. 2.689 of January 26,

2000, of the National Monetary Council (Conselho Monetário Nacional), and according to the exemptions granted under Rule 144A and under Regulation S of the United States Securities Act of 1933.

(iii) The exclusion of the preemptive right of the current shareholders of the Company on the subscription of the new shares to be issued, as provided in Article 172 of Law No. 6404 of December 15, 1976 and in the By-laws of the Company, provided that the shareholders shall be granted a reservation period to be informed by a Notice to the Market that shall be published by the Company including, also, all other conditions to be observed. During the reservation period each shareholder may submit a reservation request for the subscription of shares of the same type of those already held, up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading in the Stock Exchange on November 4, 2003.

(iv) That the new common and preferred shares to be issued in connection with this increase of the capital stock shall provide their holders with the same rights as those attributed to the current common and preferred shares either by the Bylaws of the Company and by the applicable legislation, provided further that they shall be entitled to receive full dividends relative to the fiscal year to be ended on December 31, 2003, being also entitled to receive, as from the date of their issuance, all other benefits and proceeds granted to the other holders of Common Shares and Preferred Shares, under the terms of the Bylaws of the Company.

(v) The resources to be obtained by the Company as a result of the capital increase shall be used by the Company, among other things, for investment in working capital and general use by the Company, in capital investments for modernization and optimization of the manufacturing units and for reduction of the Company's net indebtedness.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved, were signed by all the members of the Board of Directors. São Paulo, November 3, 2003. signed) David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina
Secretary